EXHIBIT 99.1

Kinross provides update on Lobo-Marte project

Expected to contribute ~350,000 oz. of average annual production
Low AISC of ~$1,000/oz. and robust economics with estimated NPV of $4.3 billion
Permitting, detailed engineering and execution planning advancing on plan

(This news release contains forward-looking information about expected future events and performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 10 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

TORONTO, July 29, 2026 (GLOBE NEWSWIRE) -- Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross” or the “Company”) today provided a high-level update of the 2021 feasibility study (“FS”) economics for its Lobo-Marte project in Chile to account for inflationary impacts and advancement of the execution strategy since 2021.

Lobo-Marte highlights:

  Long-life, low-cost heap leach project: The 2021 FS outlines an initial operating life of approximately 15 years, with total production of approximately 4.6 million gold ounces (“Moz.”), based on the 2021 FS pit design, which only includes a portion of the total resource. Average production is expected to be ~350,000 Au oz. per year during steady state operations based on the initial mine plan, with a low estimated all-in sustaining cost (“AISC”)1 of approximately $1,000 per ounce, supported by a strong heap leach grade of 1.3 g/t and low overall strip ratio of 2.0:1.
  Robust economics: Estimated Net Present Value (“NPV”)2 of $4.3 billion, Internal Rate of Return3 (“IRR”) of 26% and payback of 2.3 years at a $4,100 per ounce gold price.
  Large reserve with significant resource optionality: The initial mine plan includes approximately 6.7 Moz. of proven and probable reserves with significant potential for mine life extension through the 2.8 Moz. of Measured and Indicated resource (“M&I”) and 670,000 oz. inferred resource, along with the wider prospective land package at Lobo-Marte.
  Permitting on track: Kinross’ Environmental Impact Assessment (“EIA”) was accepted for review by the Environmental Assessment Service (“SEA”) of Chile in the second quarter of 2026 and is currently advancing through the permitting process while the Company progresses engineering and execution planning. First gold production is targeted for the early 2030s.
  Capital investment: Kinross intends to self-fund this project from its operating cash flow and has forecasted initial capital expenditures of approximately $1.8 billion over three years.
  Sustainability by design: The project plan includes 100% renewable grid power, electric shovels, solar and battery power for the camp, and regenerative conveyor braking.

CEO commentary
J. Paul Rollinson, CEO, made the following comments in relation to the project’s announcement:

“Lobo-Marte is an exciting, high-quality development opportunity in our portfolio. The initial mine plan is expected to contribute 4.6 million ounces of production over a 15-year operating life, with a substantial resource inventory beyond that. The project’s combination of scale and low operating and capital costs generates attractive returns and underscores its potential to become a cornerstone asset for Kinross. Lobo-Marte is expected to be a meaningful contributor to our long-term production profile while extending our presence in Chile well into the 2040s.

“Our team has made significant progress across permitting, engineering and execution planning to support the long-term development of the project. We were pleased to recently welcome the President of Chile, José Antonio Kast, to our Copiapó office to discuss Kinross’ long-term commitment to Chile and our development pipeline in the Atacama Region. Chile is a world-class mining jurisdiction and we appreciate the government’s focus on providing a stable framework that supports responsible investment, sustainable development, and long-term economic growth. We believe Lobo-Marte will create long-term value for shareholders while delivering meaningful economic and employment benefits for local Indigenous communities and businesses in Chile.”

Lobo-Marte overview

Lobo-Marte is a high-quality asset with long-life potential located in Chile’s prolific Maricunga belt. The project includes the Lobo and Marte deposits. Kinross acquired 100% of Lobo-Marte in 2008 and multiple studies have been completed since 2011 to advance project development. Based on the 2021 FS, which has been updated for inflationary impacts and an enhanced execution strategy, Lobo-Marte is expected to deliver low-cost, high-margin gold production over an initial 15-year operating life. Average annual production is anticipated to be ~350,000 Au oz. during steady state operations with estimated AISC1 of approximately $1,000 per ounce.

Lobo-Marte is expected to sustain Kinross’ production and presence in Chile well into the 2040s, building on nearly 30 years of regional expertise, permitted infrastructure and stakeholder engagement. Kinross values its long-term relationships with the Colla Indigenous communities around Lobo-Marte and is committed to ongoing engagement and mutually beneficial partnerships.

Lobo-Marte production highlights
Average annual production (Au koz./yr)	~350
Life-of-mine production (Au koz.)	4,635

Lobo-Marte financial highlights
	$3,500/Au oz.	$4,100/Au oz.
Average production cost of sales (per Au oz.)[1], 5	$700	$690
Average all-in sustaining cost (per Au oz.)[1,2]	~$1,010	~$1,000
Total initial capex (millions)	$1,800	$1,800
NPV2 (5%)	$3.2 billion	$4.3 billion
IRR[3]	22%	26%
Payback (years)	2.7	2.3

Mine plan and processing

As previously contemplated in the FS, the project is planned as two open pits (Lobo and Marte) mined sequentially using conventional truck-and-shovel operations within the pits with a large-scale fleet delivering a peak total mining rate of 50 million tonnes per annum (“Mtpa”) and an average mining cost of $3.25 per tonne mined, leveraging Kinross’ extensive open pit expertise. The low overall strip ratio of the open pits of 2.0:1 also provides a strong benefit to the project economics, helping to drive a low-cost operation and strong margins.

The project is planned to use heap leach processing facilities, including a 35 ktpd three stage crushing circuit, an Adsorption, Desorption and Recovery (“ADR”) facility for gold recovery, and a Sulphidization, Acidification, Recycling and Thickening (“SART”) plant to recover copper from the process solution. Kinross has significant experience with heap leach processing, including SART, from its operations both in Chile and in the United States, and extensive metallurgical studies have been conducted to support the attractive estimated heap leach recovery of 69%. The heap leach has a low expected processing cost of $12.30 per tonne, which is a key driver of the low-cost production and strong margins of the project.

Covered overland conveyors are planned to be employed to move ore from the open pit primary crushers to the secondary and tertiary crushing circuit, helping to minimize the environmental footprint of the project and contributing to the overall low operating cost.

Key infrastructure planned to support Lobo-Marte beyond the processing facilities includes a 75 kilometre (“km”) access road, a 60 km powerline, and a 40 km pipeline. The pipeline is designed to connect the project to Kinross’ existing operating well field that currently supplies water to La Coipa.

Lobo-Marte mine plan and processing highlights
Life-of-mine ore processed (million tonnes)	161
Average grade processed (g/t Au)	1.3
Strip ratio	2.0:1
Peak mining rate (Mtpa)	50
Average recovery rate (% Au)	69
Average mining cost (per tonne mined1)	$3.25
Average processing cost (per tonne processed)	$12.30

Figure 1: Lobo-Marte site infrastructure

La Coipa
50 km
Copiapó
Lobo-Marte
Maricunga
50 km
N
0
30

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/897cf809-7d91-4857-a77f-a38eb9bd8e36

Capital expenditures and permitting

Kinross intends to fund the Lobo-Marte project from operating cash flows, in line with its disciplined approach to managing its business. Based on the high-level update of the 2021 FS to account for inflation and advancements in the execution strategy, initial project capital costs are approximately $1.8 billion, primarily related to mining equipment, heap leach and processing facilities, and establishing the camp, power line, and other supporting infrastructure. The project is now advancing to detailed engineering and the Company will provide a fulsome capital update once detailed engineering is substantially complete.

Permitting is the critical path for Lobo-Marte. The project’s EIA was accepted for review by Chile’s SEA in Q2 2026 and is currently advancing through the regulatory review process. Kinross took a rigorous approach to ensure environmental and community considerations were incorporated directly into the project design, leveraging best available technologies and including measures intended to protect water resources and local wildlife, reduce dust generation, centralize infrastructure to reduce the project footprint, and better align access roads, power lines and other infrastructure with the local environment.

Kinross is proceeding with detailed engineering and procurement, targeting first production in the early 2030s.

Forecast Lobo-Marte project initial capital costs	(millions)
Mining & equipment	$145
Site development and infrastructure	$410
Process facilities	$490
Heap leach	$70
Indirect and other	$395
Sub-total	$1,510
Contingency	$290
Total	$1,800

Exploration and upside potential

Lobo-Marte is situated within the prolific Maricunga belt and the current mine plan inventory represents only a portion of the broader mineralization identified across the project. The significant initial estimated operating life of 15 years is based on the 2021 FS and is supported by approximately 6.7 Moz. of proven and probable reserves. This static mine plan has been maintained as the base case for permitting as this is the mine plan that was advanced through baseline studies over prior years. The Company believes that the substantial resource inventory provides opportunities for future reserve conversion, mine life extension and production growth beyond the initial forecast mine plan.

The current FS mine plan should be viewed as a point-in-time development scenario based on the assumptions used in 2021. The pits were designed in a significantly lower gold price environment and do not capture the full extent of the mineralized system. Mineralization remains open in several areas, and a portion of the existing resource inventory lies outside the current reserve pit shells, providing a well-understood opportunity for future expansion as the project advances through development and operation.

Beyond the current reserve base, Lobo-Marte has the characteristics of a large gold copper porphyry system, with broad zones of mineralization extending at depth. The Company believes there is potential for future pit expansions and additional reserve growth as higher gold prices, ongoing technical work and future drilling are incorporated into long-term mine planning.

Exploration to date on the large land packages has focused primarily on advancing the current deposits toward development, leaving significant regional exploration potential across the property. Once Lobo-Marte is brought into production, exploration efforts will focus on resource conversion, extensions of the Lobo and Marte deposits, satellite targets and the identification of additional mineralized areas that could leverage Lobo-Marte's planned infrastructure and processing facilities.

Lobo-Marte Summary of project mineral reserves and resources[1] (As of December 31, 2025)
Classification	Tonnes	Grade	Gold Ounces
	(000)	(g/t Au)	(000)
Proven & Probable Reserves	160,720	1.30	6,732
Indicated Resources	120,762	0.71	2,752
Inferred Resources	32,911	0.63	670

Figure 2: Lobo-Marte upside potential

Marte
4500
4400
4300
4200
4100
4000
3900
3800
3700
3600
Open at depth
0 50 100 200 300 400 500
Meters
Lobo
4400
4300
4200
4100
4000
3900
3800
3700
3600
Open at depth
0 50 100 200 300 400
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FS pit design
Resource pit shell
P&P
M&I
Inf

Looking north.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/31320bd9-b0c8-411e-8dc2-606ac4679c9e

Regional benefits

Kinross was pleased to recently welcome the President of Chile, José Antonio Kast, to its Copiapó office in May, where the Company provided an overview of its Chilean business and long-term growth pipeline, including the La Coipa mine life extension, Lobo-Marte and Maricunga projects. During the visit, Kinross outlined the technical, environmental and social aspects of its portfolio in Chile and discussed the important role these projects play in supporting investment, employment and economic development in the Atacama Region, and more broadly Chile, for decades to come. The Company is encouraged by the constructive dialogue with the Chilean authorities and the current administration’s recognition of the importance of responsible mining investment in supporting the Atacama Region.

As a fundamental principle, Kinross prioritizes relationships with Indigenous communities and local stakeholders, including local employment, procurement and social investment. Lobo-Marte is expected to support approximately 2,800 construction jobs at peak and around 1,000 operational jobs, plus indirect roles across the value chain.

Since 2010, the Company has generated $4.9 billion in socioeconomic benefits in Chile, with a strong focus on supporting communities and local suppliers. Ninety-nine percent of its procurement is carried out in Chile, with almost half in the Atacama Region. Its social programs in education, culture, sports, health, and the environment benefit ~60,000 people each year.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact
Samantha Sheffield
Director, Corporate Communications
phone: 416-365-3034
Samantha.Sheffield@Kinross.com
__________________________

Investor Relations Contact
David Shaver
Executive Vice-President, Investor Relations & Communications
phone: 416-365-2854
InvestorRelations@Kinross.com

APPENDIX A

Non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

For more information, please refer to the Company’s most recently filed Management’s Discussion and Analysis for a reconciliation of the attributable all-in sustaining cost figure to the related GAAP figure.

All-in sustaining cost ("AISC") per ounce sold on a by-product basis

All-in sustaining cost per ounce sold is a non-GAAP financial ratio calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop this metric. Adoption of the all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this ratio presented by the Company may not be comparable to similar ratios presented by other issuers. The Company believes that the all-in sustaining cost ratio complements existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The impact of copper sold is deducted from total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures expected to be incurred that are considered necessary to maintain production. Sustaining capital represents expected capital expenditures comprising mine development costs, including capitalized waste, and ongoing replacement of mine equipment and other capital facilities, and does not include expected capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements.

Appendix B

Subset of 2025 Annual Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT											GOLD
PROVEN AND PROBABLE MINERAL RESERVES			(1,2,3,4,5,6)
Kinross Gold Corporation's Share at December 31, 2025
		Kinross	Proven			Probable			Proven and Probable
	Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Lobo-Marte	Chile	100%	0	0.0	0	160,702	1.3	6,733	160,702	1.3	6,733

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT											GOLD
MEASURED AND INDICATED MINERAL RESOURCES				(2,3,4,5,6,7,8,9)
Kinross Gold Corporation's Share at December 31, 2025
		Kinross	Measured			Indicated			Measured and Indicated
	Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Lobo-Marte	Chile	100%	0	0.0	0	120,762	0.7	2,752	120,762	0.7	2,752

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT					GOLD
INFERRED MINERAL RESOURCES		(2,3,4,5,6,7,8,9)
Kinross Gold Corporation's Share at December 31, 2025
		Kinross	Inferred
	Location	Interest	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)
Lobo-Marte	Chile	100%	32,911	0.6	670

See pages 8 and 9 of this news release for details of the footnotes referenced within the tables above.

Mineral Reserve and Mineral Resource Statement Notes

1) Unless otherwise noted, the Company's mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $2,000 per ounce and a silver price of $23.53 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units based on Kinross' interest.

2) The Company’s mineral reserve and mineral resource estimates as at December 31, 2025 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

3) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. Unless otherwise indicated, mining terms used herein and in any document incorporated by reference but not otherwise defined have the meanings set forth in NI 43-101. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ from the definitions in subpart 1300 of Regulation S-K (“Subpart 1300”). While the definitions in Subpart 1300 are similar to the definitions in NI 43-101 and the CIM Definitions Standard, the definitions in Subpart 1300 differ from the requirements of, and the definitions in, NI 43-101 and the CIM Definition Standards. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions in Subpart 1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards set forth in Subpart 1300. U.S. investors are also cautioned that while the United States Securities and Exchange Commission (“SEC”) recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Subpart 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Subpart 1300 provisions and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to reporting pursuant to the Subpart 1300 provisions, which differ from the requirements of NI 43-101 and the CIM Definition Standards.

For the above reasons, the mineral reserve and mineral resource estimates and related information herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

4) The Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. Nicos Pfeiffer, who is a qualified person as defined by NI 43-101.

5) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resource.

6) Rounding of values to the 000s may result in apparent discrepancies.

7) Mineral resources are exclusive of mineral reserves.

8) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $2,500 per ounce and a silver price of $29.41 per ounce. Mineral resource estimates are reported in contained units based on Kinross' interest.

9) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

Cautionary Statement

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the calculation of mineral resources at the project and the possibility of eventual economic extraction of minerals from the project; the identification of future mineral resources at the project; the Company’s ability to convert existing mineral resources into categories of mineral resources or mineral reserves of increased geological confidence; the projected yearly mineral production estimates; estimated strip ratios; all-in sustaining costs, mining costs, processing costs; mill throughput and average grades; future plans for exploration drilling; the projected economics of the project, including total gold sales, margins, taxes, average annual production, the net present value of the project, the internal rate of return on the project, project payback period, average yearly free cash flow, life of mine unit costs, projected mine life, the total initial capital expenditures; the project design; the project development timeline to production including the Company’s work relating to permitting and development and construction of and production at the project; the timing of and future prospects for exploration and any expansion of the project, including upside associated with the project’s land package and via exploration; the potential for expanding the initial mineral resource and the potential for identifying additional mineralization in areas of intercepts and conceptual areas for extension and expansion; potential recovery rates or processing techniques; and the Company’s plans to construct an exploration decline. The words “believe”, “expect”, “future”, “plan”, “potential”, “progress”, “prospective”, “target”, “view” and “upside” or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “will” or “would” occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 26, 2026 and our full-year 2025 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the activities of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting and development of the project being consistent with the Company’s expectations; (3) political and legal developments in Chile being consistent with its current expectations; (4) the accuracy of the current mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (5) certain price assumptions for gold, silver and copper and foreign exchange rates; and (6) inflation and prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with anticipated levels. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our Annual Information Form dated March 26, 2026, and the “Risk Analysis” section of our full year 2025 Management’s Discussion & Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Certain forward-looking statements in this press release may also constitute a “financial outlook” within the meaning of applicable securities laws. A financial outlook involves statements about the Company’s prospective financial performance, financial position or cash flows and is based on and subject to the assumptions about future economic conditions and courses of action and the risk factors described above in respect of forward-looking information generally, as well as any other specific assumptions and risk factors in relation to such financial outlook noted in this press release. Such assumptions are based on management’s assessment of the relevant information currently available, and any financial outlook included in this press release is provided for the purpose of helping viewers understand the Company’s current expectations and plans for the future. Viewers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above, or other factors may cause actual results to differ materially from any financial outlook. The actual results of the Company’s operations will likely vary from the amounts set forth in any financial outlook and such variances may be material.

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1 This figure is a non-GAAP financial ratio. The definition and purpose of this non-GAAP financial ratio is included on page 7 of this news release. Non-GAAP financial ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. Please see the Company’s most recently filed Management’s Discussion and Analysis for a reconciliation of the Company’s attributable AISC ratio to the related GAAP ratio.
2 The NPV was calculated from the after-tax cash flow generated by the project, based on a discount rate of 5% and a valuation date of January 1, 2028.
3 The economic analysis of the project was carried out using a discounted cash flow approach on an after-tax basis, based on long-term gold prices $4,100/oz. and $3,500/oz. in USD. The IRR on total investment that is presented in the economic analysis was calculated assuming 100% equity financing.
4 Production cost of sales per ounce sold is defined as production cost of sales divided by total gold ounces sold.
5 Production cost of sales and all-in sustaining cost of sales figures are calculated with copper production applied on a by-product basis.
6 Average mining cost per tonne mined includes capitalized stripping costs (approximately $45 million per year).
7 See Appendix B for a complete summary of Lobo-Marte reserve and resource estimates including key assumptions.

Source: Kinross Gold Corporation